Exhibit 99.1

Contact Information

Investor Relations

Tel: +86 (21) 6195 9561

Email: ir@hworld.com

https://ir.hworld.com

H World Group Limited Announces Preliminary Results for Hotel Operations

in the Third Quarter of 2022

Shanghai, China, October 25, 2022 – H World Group Limited (NASDAQ: HTHT and HKEX: 1179) (“H World”, “we” or “our”), a key player in the global hotel industry, today announced preliminary results for hotel operations in the third quarter (“Q3 2022”) ended September 30, 2022.

COVID-19 update

For our Legacy-Huazhu business, our RevPAR in Q3 2022 recovered to 90% of the 2019 level, thanks to pent-up leisure travelling demand in the summer holiday during July and August 2022, as well as gradual recovery of business travelling in late September 2022. Breaking down into each month, our RevPAR in July, August and September 2022 recovered to 90%, 89% and 90% of the 2019 levels, respectively. However, we remain cautious on the recovery path in Q4 2022 as we are seeing more sporadic resurgences of COVID in various provinces and cities in China recently.

Steigenberger Hotels AG and its subsidiaries (“DH”, or “Legacy-DH”) have experienced continuing RevPAR recovery in Q3 2022. After recovering to 93% of 2019 levels in Q2 2022, blended RevPAR increased to 102% of 2019 levels in Q3 2022. Blended RevPAR recovery was driven by a 17% increase in ADR, while occupancy remained 10 percentage points behind 2019 levels. Due to expected energy shortages and resulting high inflation rates in Europe, further ADR increases will be required to cover the cost increases. Therefore, the focus of DH will continue to be on efficiency improvements, re-negotiation of lease contracts, and personnel cost optimization.

Operating Results: Legacy-Huazhu(1)

	Number of hotels				Number of rooms
	Opened in Q3 2022	Closed (2) in Q3 2022	Net added in Q3 2022	As of September 30, 2022 (3)	As of September 30, 2022
Leased and owned hotels	4	(19)	(15)	631	90,034
Manachised and franchised hotels	425	(185)	240	7,645	682,193
Total	429	(204)	225	8,276	772,227

(1)     Legacy-Huazhu refers to H World and its subsidiaries, excluding DH.
(2)     The reasons for hotel closures mainly included non-compliance with our brand standards, operating losses, and property-related issues. In Q3 2022, we temporarily closed 14 hotels for brand upgrade and business model change purposes.
(3)     As of September 30, 2022, 558 hotels were requisitioned by governmental authorities.

	As of September 30, 2022
	Number of hotels	Unopened hotels in pipeline
Economy hotels	4,898	950
Leased and owned hotels	363	1
Manachised and franchised hotels	4,535	949
Midscale and upscale hotels	3,378	1,324
Leased and owned hotels	268	16
Manachised and franchised hotels	3,110	1,308
Total	8,276	2,274

Operational hotels excluding hotels under requisition(4)
	For the quarter ended
	September 30,	June 30,	September 30,	yoy
	2021	2022	2022	change
Average daily room rate (in RMB)
Leased and owned hotels	296	243	294	-0.6%
Manachised and franchised hotels	238	215	248	4.3%
Blended	246	218	254	3.1%
Occupancy Rate (as a percentage)
Leased and owned hotels	69.7%	62.9%	73.1%	+3.4 p.p.
Manachised and franchised hotels	72.2%	64.9%	76.4%	+4.2 p.p.
Blended	71.9%	64.6%	76.0%	+4.2 p.p.
RevPAR (in RMB)
Leased and owned hotels	206	153	215	4.2%
Manachised and franchised hotels	172	139	190	10.4%
Blended	177	141	193	9.1%

	For the quarter ended
	September 30,	September 30,	yoy
	2019	2022	change
Average daily room rate (in RMB)
Leased and owned hotels	288	294	2.1%
Manachised and franchised hotels	235	248	5.5%
Blended	245	254	3.4%
Occupancy Rate (as a percentage)
Leased and owned hotels	90.0%	73.1%	-16.9 p.p.
Manachised and franchised hotels	87.2%	76.4%	-10.8 p.p.
Blended	87.7%	76.0%	-11.7 p.p.
RevPAR (in RMB)
Leased and owned hotels	259	215	-17.1%
Manachised and franchised hotels	205	190	-7.5%
Blended	215	193	-10.3%

(4)     If including hotels under requisition, RevPAR in Q3 2022 would have been 90% of the 2019 level.

Same-hotel operational data by class Mature hotels in operation for more than 18 months (excluding hotels under requisition)

	Number of hotels		Same-hotel RevPAR			Same-hotel ADR			Same-hotel Occupancy
	As of September 30,		For the quarter ended September 30,		yoy change	For the quarter ended September 30,		yoy change	For the quarter ended September 30,		yoy change
	2021	2022	2021	2022		2021	2022		2021	2022	(p.p.)
Economy hotels	3,366	3,366	146	148	1.4%	189	188	-0.7%	77.0%	78.6%	+1.6
Leased and owned hotels	363	363	158	164	3.7%	215	211	-1.8%	73.5%	77.6%	+4.1
Manachised and franchised hotels	3,003	3,003	143	145	1.0%	185	184	-0.5%	77.6%	78.7%	+1.1
Midscale and upscale hotels	2,122	2,122	228	242	6.2%	324	322	-0.5%	70.3%	75.0%	+4.7
Leased and owned hotels	233	233	261	273	4.6%	398	389	-2.4%	65.5%	70.3%	+4.7
Manachised and franchised hotels	1,889	1,889	221	236	6.6%	311	311	0.0%	71.2%	75.8%	+4.7
Total	5,488	5,488	183	190	3.9%	248	248	-0.2%	73.9%	76.9%	+3.0

	Number of hotels		Same-hotel RevPAR			Same-hotel ADR			Same-hotel Occupancy
	As of September 30,		For the quarter ended September 30,		yoy change	For the quarter ended September 30,		yoy change	For the quarter ended September 30,		yoy change
	2019	2022	2019	2022		2019	2022		2019	2022	(p.p.)
Economy hotels	2,057	2,057	189	147	-22.5%	203	187	-7.5%	93.5%	78.4%	-15.2
Leased and owned hotels	346	346	211	161	-23.5%	226	208	-7.9%	93.4%	77.5%	-15.9
Manachised and franchised hotels	1,711	1,711	184	143	-22.1%	196	182	-7.3%	93.5%	78.6%	-14.9
Midscale and upscale hotels	994	994	295	234	-20.7%	341	319	-6.3%	86.7%	73.4%	-13.2
Leased and owned hotels	181	181	354	251	-29.2%	405	362	-10.5%	87.5%	69.2%	-18.2
Manachised and franchised hotels	813	813	277	229	-17.3%	321	307	-4.3%	86.4%	74.7%	-11.7
Total	3,051	3,051	230	180	-21.6%	254	236	-6.9%	90.9%	76.5%	-14.4

Operating Results: Legacy-DH(5)

	Number of hotels				Number of rooms	Unopened hotels in pipeline
	Opened in Q3 2022	Closed in Q3 2022	Net added in Q3 2022	As of September 30, 2022(6)	As of September 30,2022	As of September 30,2022
Leased hotels	-	-	-	79	14,939	27
Manachised and franchised hotels	1	-	1	47	10,323	12
Total	1	-	1	126	25,262	39

(5)	Legacy-DH refers to DH.
(6)	As of September 30, 2022, a total of 4 hotels were temporarily closed. 1 hotel was closed for renovation and 1 hotel was closed due to flood damage. Additionally, 1 hotel was temporarily closed due to extensive hotel refurbishment, and 1 hotel was temporarily closed due to seasonal break .

	For the quarter ended
	September 30,	June 30,	September 30,	yoy
	2021	2022	2022	change
Average daily room rate (in EUR)
Leased hotels	94.3	112.6	112.9	19.7%
Manachised and franchised hotels	104.5	106.7	115.6	10.6%
Blended	98.6	110.4	113.9	15.5%
Occupancy rate (as a percentage)
Leased hotels	48.0%	61.2%	67.4%	+19.5 p.p.
Managed and franchised hotels	49.4%	57.9%	64.1%	+14.7 p.p.
Blended	48.6%	59.8%	66.1%	+17.5 p.p.
RevPAR (in EUR)
Leased hotels	45.3	68.9	76.1	68.2%
Managed and franchised hotels	51.6	61.8	74.1	43.5%
Blended	47.9	66.0	75.3	57.2%

Hotel Portfolio by Brand

	As of September 30, 2022
	Hotels	Rooms	Unopened hotels
	in operation		in pipeline
Economy hotels	4,913	386,911	964
HanTing Hotel	3,207	285,313	603
Hi Inn	460	24,128	127
Ni Hao Hotel	140	10,074	192
Elan Hotel	868	42,810	-
Ibis Hotel	223	22,876	28
Zleep Hotels	15	1,710	14
Midscale hotels	2,816	308,164	1,001
Ibis Styles Hotel	85	8,864	18
Starway Hotel	565	46,492	212
JI Hotel	1,629	192,872	534
Orange Hotel	505	54,822	229
CitiGO Hotel	32	5,114	8
Upper midscale hotels	525	75,500	263
Crystal Orange Hotel	161	21,314	53
Manxin Hotel	111	10,443	52
Madison Hotel	50	7,276	62
Mercure Hotel	133	22,250	54
Novotel Hotel	17	4,424	18
IntercityHotel(7)	53	9,793	24
Upscale hotels	124	21,223	76
Jaz in the City	3	587	1
Joya Hotel	8	1,368	1
Blossom House	43	2,055	52
Grand Mercure Hotel	8	1,897	5
Steigenberger Hotels & Resorts(8)	53	13,754	10
MAXX (9)	9	1,562	7
Luxury hotels	15	2,326	4
Steigenberger Icon(10)	9	1,847	1
Song Hotels	6	479	3
Others	9	3,365	5
Other hotels(11)	9	3,365	5
Total	8,402	797,489	2,313

(7)	As of September 30, 2022, 3 operational hotels and 10 pipeline hotels of IntercityHotel were in China.
(8)	As of September 30, 2022, 11 operational hotels and 3 pipeline hotels of Steigenberger Hotels & Resorts were in China.
(9)	As of September 30, 2022, 3 operational hotels and 7 pipeline hotels of MAXX were in China.
(10)	As of September 30, 2022, 3 operational hotels of Steigenberger Icon were in China.
(11)	Other hotels include other partner hotels and other hotel brands in Yongle Huazhu Hotel & Resort Group (excluding Steigenberger Hotels & Resorts and Blossom House).

About H World Group Limited

Originated in China, H World Group Limited is a key player in the global hotel industry. As of September 30, 2022, H World operated 8,402 hotels with 797,489 rooms in operation in 17 countries. H World’s brands include Hi Inn, Elan Hotel, HanTing Hotel, JI Hotel, Starway Hotel, Orange Hotel, Crystal Orange Hotel, Manxin Hotel, Madison Hotel, Joya Hotel, Blossom House, Ni Hao Hotel, CitiGO Hotel, Steigenberger Hotels & Resorts, MAXX, Jaz in the City, IntercityHotel, Zleep Hotels, Steigenberger Icon and Song Hotels. In addition, H World also has the rights as master franchisee for Mercure, Ibis and Ibis Styles, and co-development rights for Grand Mercure and Novotel, in the pan-China region.

H World’s business includes leased and owned, manachised and franchised models. Under the lease and ownership model, H World directly operates hotels typically located on leased or owned properties. Under the manachise model, H World manages manachised hotels through the on-site hotel managers that H World appoints, and H World collects fees from franchisees. Under the franchise model, H World provides training, reservations and support services to the franchised hotels, and collects fees from franchisees but does not appoint on-site hotel managers. H World applies a consistent standard and platform across all of its hotels. As of September 30, 2022, H World operates 13 percent of its hotel rooms under lease and ownership model, and 87 percent under manachise and franchise models.

For more information, please visit H World’s website: https://ir.hworld.com.

Safe Harbor Statement Under the U.S. Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; economic conditions; the regulatory environment; our ability to attract and retain customers and leverage our brands; trends and competition in the lodging industry; the expected growth of demand for lodging; and other factors and risks detailed in our filings with the U.S. Securities and Exchange Commission. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results.

H World undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.